SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated January 10, 2019 between ETF SERIES SOLUTIONS
and Acquirers Funds, LLC
The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule, effective May 1, 2025:

Fund	Rate
The Acquirers Fund	0.75%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of April 10, 2025.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/Noelle-Nadia A. Filali
Name: Noelle-Nadia A. Filali
Title: Assistant Secretary

ACQUIRERS FUNDS, LLC

By:     /s/Tobias E. Carlisle     Name: Tobias E. Carlisle
Title: Managing Member